Exhibit 21
Subsidiaries of Artio Global Investors Inc.

Jurisdiction of
Name	Incorporation/Organization
Artio Global Holdings LLC	Delaware
Artio Global Management LLC	Delaware
Artio Capital Management LLC	Delaware